Mail Stop 3561

February 28, 2008

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

> **Re:** **PriceSmart, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2007**
> **Filed November 29, 2007**
> **Form 10-K/A for Fiscal Year Ended August 31, 2007**
> **Filed December 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2007**
> **Filed January 9, 2008**
> **File No. 0-22793**

Dear Mr. Price:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Otherwise, you should comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 31, 2007

Signatures, page 28

1. Revise your Form 10-K to have your principal financial officer and your controller or principal accounting officer sign in their capacities on your behalf. See Form 10-K and General Instruction D.(2)(a).

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

2.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statements that net warehouse sales increased 20.8%, gross profits increased 21.8% and selling, general and administrative expenses as a percentage of net warehouse sales improved 104 basis points. Discuss whether you expect these trends to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Form 10-K/A for Fiscal Year Ended August 31, 2007

Executive Compensation, page 7

3.   We note your statement that you set individual executive compensation at levels that your Compensation Committee "believes are comparable with those of executives in other companies of similar size and stage of development operating in retail industries, taking into account our relative performance and our own strategic goals." We further note that your President and your Chief Financial Officer provide compensation information to the Compensation Committee. Please elaborate upon how the Compensation Committee determines your levels of executive compensation are "comparable with those of executives in other companies of similar size and stage of development operating in retail industries." Please also summarize the information that is gathered by your President and your Chief Financial Officer and provided to the Compensation Committee.

Equity Compensation Plan Information, page 19

4.   It appears that you have equity compensation plans for which you have not provided the disclosure required by 201(d) of Regulation S-K. Please either provide this disclosure or advise why you do not have to provide this disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 22

5.   We note that you have adopted a Code of Ethics; however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K. Also indicate whether any of the related party transactions you describe in this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.

Form 10-Q for Fiscal Quarter Ended November 30, 2007

6.   As applicable, please apply the above comments to your future quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director